UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DAWSON GEOPHYSICAL COMPANY

(Name of Subject Company)

WB ACQUISITIONS INC.

(Offeror)

WILKS BROTHERS, LLC

(Parent of Offeror)

(Names of Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Robert Willette

17010 Interstate Highway 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Telle, Esq.

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713) 758-2350

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,771,769	$4,706.54

*

Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 21,362,337 shares of common stock, par value $0.01 per share, of Dawson Geophysical Company (“Target”) not owned by the Offeror or its affiliates multiplied by the offer price of $2.34 per share and (ii) 335,000 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $2.34 per share. The calculation of the filing fee is based on information provided by the Company as of October 29, 2021.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000927.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☐ Not applicable.	Filing Party:	☐ Not applicable.
Form or Registration No.:	☐ Not applicable	Date Filed:	☐ Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)    Name and Address. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE OFFER—Section 8 (“Certain Information Concerning Target”)

(b)-(c)    Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE OFFER—Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 9 (“Certain Information Concerning Merger Sub and Parent”)

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)    Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)    Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 11 (“Background of the Offer; Contacts with Target”)

(b)    Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 11 (“Background of the Offer; Contacts with Target”)

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

THE OFFER—Section 13 (“The Transaction Documents”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)    Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

(c) (1)-(7)    Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 10 (“Source and Amount of Funds”)

THE OFFER—Section 11 (“Background of the Offer; Contacts with Target”)

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

THE OFFER—Section 13 (“The Transaction Documents”)

THE OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)    Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 10 (“Source and Amount of Funds”)

THE OFFER—Section 13 (“The Transaction Documents”)

(b)    Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 10 (“Source and Amount of Funds”)

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

THE OFFER—Section 13 (“The Transaction Documents”)

THE OFFER—Section 15 (“Conditions to the Offer”)

(d)    Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 10 (“Source and Amount of Funds”)

THE OFFER—Section 13 (“The Transaction Documents”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)    Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE OFFER—Section 9 (“Certain Information Concerning Merger Sub and Parent”)

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

(b)    Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE OFFER—Section 3 (“Procedures for Tendering Shares”)

THE OFFER—Section 11 (“Background of the Offer; Contacts with Target”)

THE OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE OFFER—Section 7 (“Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”)

THE OFFER—Section 11 (“Background of the Offer; Contacts with Target”)

THE OFFER—Section 12 (“Purpose of the Offer; Plans for Target; Stockholder Approval; Appraisal Rights”)

THE OFFER—Section 13 (“The Transaction Documents”)

THE OFFER—Section 15 (“Conditions to the Offer”)

THE OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of November 1, 2021.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 1, 2021.

(a)(5)(A)	Joint Press Release of Parent and Target dated October 25, 2021 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2021).

(a)(1)(G)*	Press Release dated November 1, 2021.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of October 25, 2021 among Parent, Target and Merger Sub (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Securities and Securities and Exchange Commission on October 25, 2021).

(d)(2)	Not applicable.

(d)(3)*	Confidentiality Agreement dated as of September 21, 2021 among Parent and Target.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

WB ACQUISITIONS INC.

By:	/s/ Matt Wilks
Name:	Matt Wilks
Title:	Director

WILKS BROTHERS, LLC

By:	/s/ Farris Wilks
Name:	Farris Wilks
Title:	Manager